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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G+

Under the Securities Exchange Act of 1934*

DISCOVERY LABORATORIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

254668106

(Cusip Number)

November 5, 2002

(Date of Event Which Requires Filing of this Statement)

Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 First Union Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

+The information stated in this Schedule 13G is identical to the Schedule 13G that was filed with the Securities and Exchange Commission (the “SEC”) by Quintiles Transnational Corp. on February 14, 2003 (the “February 14, 2003--13G”). This Schedule 13G is intended to correct a clerical error in the February 14, 2003--13G. The February 14, 2003--13G stated that it was an Amendment No. 1 and it was listed on the SEC’s EDGAR database as a Schedule 13G/A. Instead, the February 14, 2003--13G was the initial filing and did not amend any prior Schedule 13G. This Schedule 13G is not intended to report a change in beneficial ownership.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 254668106

1.	Name of Reporting Person: Quintiles Transnational Corp.		I.R.S. Identification Nos. of above persons (entities only): 56-1714315

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐
JOINT FILING

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,748,439[1]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,748,439[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,748,439[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.2%[2]

12.	Type of Reporting Person: CO

1 Includes (i) 1,058,151 shares of common stock (“Common Stock”) of Discovery Laboratories, Inc. (the “Issuer”) beneficially owned by PharmaBio Development Inc. (“PharmaBio”), a wholly-owned subsidiary of Quintiles Transnational Corp. (“Quintiles”) and warrants exercisable for 690,288 shares of Common Stock held by PharmaBio. PharmaBio also holds additional unvested warrants for 106,666 shares of Common Stock that vest upon certain milestones.

2 Calculated based on (i) 32,849,683 shares of common stock of Discovery outstanding on November 6, 2002, as reported on its Form 10-Q for the period ending September 30, 2002 and filed with the Securities and Exchange Commission on November 14, 2002 and (ii) 1,058,151 shares of Common Stock beneficially owned by PharmaBio and (iii) warrants exercisable for 690,288 shares held by PharmaBio.

13G
CUSIP No. 254668106

1.	Name of Reporting Person: PharmaBio Development Inc.		I.R.S. Identification Nos. of above persons (entities only): 56-2019326

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐
JOINT FILING

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,748,439[3]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,748,439[3]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,748,439[3]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.2%[4]

12.	Type of Reporting Person: CO

3 Includes (i) 1,058,151 shares of Common Stock of the Issuer beneficially owned by PharmaBio, a wholly-owned subsidiary of Quintiles and (ii) warrants exercisable for 690,288 shares of Common Stock held by PharmaBio. PharmaBio also holds additional unvested warrants for 106,666 shares of Common Stock that vest upon certain milestones.

4 Calculated based on (i) 32,849,683 shares of Common Stock of the Issuer outstanding on November 6, 2002, as reported on its Form 10-Q for the period ending September 30, 2002 and filed with the Securities and Exchange Commission on November 14, 2002 and (ii) 1,058,151 shares of Common Stock beneficially owned by PharmaBio and warrants exercisable for 690,288 shares of Common Stock held by PharmaBio.

13G

Item 1.
	(a)	Name of Issuer:
Discovery Laboratories, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices:
350 South Main Street, Suite 307 Boylestown, PA 18901

Item 2.
	(a)	Name of Person Filing:
Quintiles Transnational Corp. (“Quintiles”) and PharmaBio Development Inc. (“PharmaBio”), a wholly-owned subsidiary of Quintiles.
	(b)	Address of Principal Business Office or, if none, Residence:
Quintiles’ principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. PharmaBio’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

	(c)	Citizenship:
Quintiles is a North Carolina corporation. PharmaBio is also a North Carolina corporation.
	(d)	Title of Class of Securities:
Common stock, par value $0.01 per share (“Common Stock”).
	(e)	CUSIP Number:
The Issuer’s CUSIP number is 254668106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.

Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Quintiles and PharmaBio are deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 9 and 11 of pages 2 and 3 of this Schedule 13G, respectively. In addition, the number of shares as to which Quintiles and PharmaBio have sole or shared voting power and sole or shared dispositive power, are listed on lines 5 through 8 of pages 2 and 3 of this Schedule 13G, respectively.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

This Schedule 13G is filed jointly by Quintiles and by PharmaBio, a wholly-owned subsidiary of Quintiles.

Item 9.	Notice of Dissolution of Group.

Not Applicable

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

Company Name(s):

QUINTILES TRANSNATIONAL CORP.

By:	/s/ John S. Russell
Name:	John S. Russell
Title:	Executive Vice President

PHARMABIO DEVELOPMENT INC.

By:	/s/ Thomas C. Perkins
Name:	Thomas C. Perkins
Title:	Vice President

13G

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement between Quintiles Transnational Corp. and PharmaBio Development Inc.